FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      For period ending January 27, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --






   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons



I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc.


   24 January 2006               Abacus (GSK) Trustees Limited, as trustee of the
                                 GlaxoSmithKline Employee Trust, ("the GSK Trust"), sold 784
                                 Ordinary Shares in the Company on behalf of participants in the
                                 SmithKline Beecham Mid-Term Incentive Plan at a price of
                                 GBP14.34401 per share.


   24 January 2006               Abacus (GSK) Trustees Limited, as trustee of the GSK Trust, transferred 1,128 Ordinary Shares in the Company to
                                 participants in the SmithKline Beecham Mid-Term Incentive Plan.


   25 January 2006               Abacus (GSK) Trustees Limited, as trustee of the GSK Trust sold
                                 1,568 Ordinary Shares in the Company on behalf of participants in the SmithKline Beecham Mid-Term Incentive Plan at a price of
                                 GBP14.3728 per share.


   25 January 2006               Abacus (GSK) Trustees Limited, as trustee of the GSK Trust, transferred 2,256 Ordinary Shares in the Company to
                                 participants in the SmithKline Beecham Mid -Term Incentive
                                 Plan.


  25 January 2006                Abacus (GSK) Trustees Limited, as trustee of the GSK Trust, transferred 4,670 Ordinary Shares in the Company to
                                 participants in the SmithKline Beecham Employee Share Option
                                 Plan 1991.



The Company was advised of these transactions on 26 January 2006.



The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J S Heslop are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.



This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R (1) (b).



S M Bicknell

Company Secretary

27 January 2006




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 27, 2006                                    By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc